Oncolytics Biotech® Highlights 2024 Achievements and Prepares for an Influential 2025 with Promising Breast and GI Cancer Data

Promising BRACELET-1 results in HR+/HER2- metastatic breast cancer lay the foundation for potential registration-enabling study and accelerated approval

Advancing gastrointestinal cancer pipeline underscores potential for additional registration-enabling studies

SAN DIEGO, CA and CALGARY, AB, December 23, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, is providing a recap of the major accomplishments from 2024 and a preview of the milestones that are expected over the next 12 months. Following the promising BRACELET-1 readout, Oncolytics expects additional data readouts across our clinical development program in 2025, forming what it believes is a clear pathway to future commercialization opportunities.

“This past year produced highly encouraging clinical developments that we believe set the stage for significant progress, headlined by the robust efficacy results from the BRACELET-1 breast cancer study,” said Wayne Pisano, Interim CEO and Chair of Oncolytics’ Board of Directors. “In addition, our gastrointestinal cancer program continues to impress, resulting in meaningful collaborations with well-respected experts in the field. Key opinion leaders in both breast and GI cancers continue to be excited by pelareorep’s potential as we move into 2025. Based on these insights from leading oncologists, we believe pelareorep has the potential to become a transformational immunotherapy - and that pelareorep-based combination therapies could accelerate our path toward regulatory approval. We are very optimistic about our plans for the next year, and we look forward to showcasing our latest clinical progress early in the new year at the ASCO GI Symposium - an event that could provide key catalysts for our ongoing gastrointestinal cancer programs. Unlike many immunotherapies that struggle to convert ‘cold’ tumors to ‘hot,’ pelareorep’s unique mechanism of action following intravenous delivery has shown the potential to significantly boost patients’ immune responses - making previously unresponsive tumors more susceptible to treatment. I would like to say thank you to our shareholders, clinical collaborators, study sites and their staff, the patients who participate in our trials, and the employees of Oncolytics who have stepped up in a significant way in the temporary absence of our CEO, Matt Coffey.”

BRACELET-1’s highly promising results lay a foundation for what we anticipate could be a pivotal, registration-enabling study, further aligning with our long-term goal of improving patient treatment options in metastatic breast cancer

In September, we reported final efficacy results from BRACELET-1, a randomized controlled study that showed marked clinical benefit in patients who received pelareorep-based combination therapy, reinforcing our confidence in pelareorep’s ability to improve patient outcomes. These results included an estimated median overall survival benefit that exceeded one year and a two-year overall survival rate that was nearly double paclitaxel monotherapy (link to press release). Of note, the cohorts were well-balanced across key characteristics, including age, stage of disease, and prior lines of therapy, and pelareorep + paclitaxel demonstrated a favorable overall safety profile. BRACELET-1 also substantiates the results of our earlier IND-213 study, in which median overall survival in HR+/HER2- metastatic breast cancer patients was nearly doubled in patients treated with pelareorep + paclitaxel. Importantly, we also had a productive meeting with the FDA to present our breast cancer data and to align on key elements of our breast cancer program (link to the press release). This includes the use of progression-free survival as the primary endpoint in the planned registration-enabling study, which we believe will allow us to reach the final analysis within two years of the start of enrollment. If results from this registration-enabling study are similar to those observed in BRACELET-1, we believe they will provide a compelling basis for an accelerated approval application that could ultimately lead to making pelareorep available to approximately 55,000 patients in the US1-4 in need of better treatment options. We look forward to beginning enrollment into this study as soon as possible and providing more details as they become available.

Collaboration with GCAR on pancreatic cancer study

Our compelling data set in first-line metastatic pancreatic ductal adenocarcinoma (PDAC) has provided us with opportunities to potentially help thousands of patients in this difficult-to-treat disease. We are excited to be working with the Global Coalition for Adaptive Research (GCAR) on a registration-enabling study for pelareorep in metastatic PDAC (link to press release). After more than doubling the objective response rate compared to historical control trials in cohort 1 of the GOBLET study, multiple key opinion leaders suggested we move the combination of pelareorep, nab-paclitaxel, gemcitabine, and atezolizumab directly into a study that could support regulatory approval. GCAR has a proven history of designing studies that could accelerate the registrational study timeline and provide substantial cost savings compared to traditional phase 3 trials. We continue to work together to finalize the master protocol and expect to engage with the FDA on our plans in the first half of 2025. Having already collaborated with Roche on GOBLET, we are excited Roche will participate in this registration-enabling study as well.

Progress on the PanCAN-supported pancreatic cancer cohort of GOBLET

Another exciting collaboration stemming from our pancreatic cancer data is with The Pancreatic Cancer Action Network (PanCAN). PanCAN provided the funding for a new GOBLET study cohort evaluating pelareorep + modified FOLFIRINOX (mFOLFIRINOX), with and without atezolizumab, in metastatic pancreatic cancer patients. We dosed the first patient in this cohort in June, completed safety run-in enrollment in Q4 of this year, and received favorable safety feedback from the Data Safety Monitoring Board (DSMB) earlier this month. This cohort represents an important opportunity to evaluate novel treatment options for this very difficult-to-manage disease and may form the basis for an additional pelareorep registrational path. As previously announced, we will be presenting data from this cohort at the ASCO GI Symposium in January 2025 (link to the press release).

Enrollment expansion in anal cancer provides another possible registrational study opportunity

Earlier this year, we expanded enrollment into cohort 4 of the GOBLET study, which is evaluating pelareorep and atezolizumab in second-line or later unresectable squamous cell carcinoma of the anal canal (SCCA) (link to press release). We previously reported objective response rate data that roughly tripled historical control data and believe 18 patients of additional data could be sufficient to move to a registration-enabling study. While this is an uncommon cancer, the opportunity to improve treatment options would be profoundly impactful for patients and would serve as validation of pelareorep’s potential, including its ability to synergize checkpoint inhibitors like atezolizumab. Additional efficacy data from this cohort will be reported at ASCO GI in January 2025.

Presentation at Biotech Showcase and hosting investor meetings during the 2025 J.P. Morgan Healthcare Conference

Finally, Oncolytics Biotech will be presenting at the Biotech Showcase at the Hilton San Francisco Union Square on January 13, 2025, at 2:30 p.m. PST, and the Executive Team will be meeting investors in addition to current and potential partners during the week of the J.P. Morgan Healthcare Conference (January 13-15, 2025).

Anticipated upcoming milestones

●H1 2025: Finalize master protocol for the adaptive registration-enabling trial for pelareorep, gemcitabine, nab-paclitaxel, and atezolizumab in first-line PDAC with the GCAR and submit it to the FDA
●H1 2025: Safety run-in data from cohort 5 of the GOBLET study, investigating pelareorep and mFOLFIRINOX with or without atezolizumab in newly diagnosed pancreatic cancer
●H1 2025: updated efficacy data from cohort 4 of the GOBLET study, investigating pelareorep and atezolizumab in second-line or later anal cancer
●H2 2025: Initial efficacy results from cohort 5 of the GOBLET study, investigating pelareorep and mFOLFIRINOX with or without atezolizumab in newly diagnosed PDAC
●H2 2025: First patient enrolled in registration-enabling study evaluating pelareorep and paclitaxel in metastatic HR+/HER2- breast cancer

References:
1.Gampenrieder, Simon Peter et al. “Landscape of HER2-low metastatic breast cancer (MBC): results from the Austrian AGMT_MBC-Registry.” Breast cancer research : BCR vol. 23,1 112. 14 Dec. 2021, doi:10.1186/s13058-021-01492-x;
2.Schettini, Francesco et al. “Clinical, pathological, and PAM50 gene expression features of HER2-low breast cancer.” NPJ breast cancer vol. 7,1 1. 4 Jan. 2021, doi:10.1038/s41523-020-00208-2
3.Mehta, Sandhya et al. “Prevalent of ‘HER2 ultra-low’ among patients with advanced breast cancer with historical IHC0 status.” Journal of Clinical Oncology vol. 42, 16. 29 May 2024, doi.org/10.1200/JCO.2024.42.16_suppl.e1315;
4.Tarantino, Paolo et al. “HER2-Low Breast Cancer: Pathological and Clinical Landscape.” Journal of clinical oncology : official journal of the American Society of Clinical Oncology vol. 38,17 (2020): 1951-1962. doi:10.1200/JCO.19.02488

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws

(such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic;our expectation that additional data readouts across our clinical development program in 2025 will help form what we believe is a clear pathway to future commercialization opportunities; our belief that pelareorep has the potential to become a transformational immunotherapy and that pelareorep-based combination therapies could accelerate our path toward regulatory approval; our plans to present our latest clinical progress early in the new year at the ASCO GI Symposium which we believe could provide key catalysts for our ongoing gastrointestinal cancer programs; our belief that the use of progression-free survival as the primary endpoint in the planned registration-enabling study will allow us to reach the final analysis within two years of the start of enrollment; our belief that if the results from our registration-enabling study in metastatic breast cancer are similar to those observed in BRACELET-1 they will provide a compelling basis for an accelerated approval application that could ultimately lead to making pelareorep available to approximately 55,000 patients in the U.S.; our expectation that we will engage with the FDA on our plans for our proposed study with GCAR in metastatic PDAC in the first half of 2025; our belief that our new GOBLET-study cohort represents an important opportunity to evaluate novel treatment options for this very difficult-to-manage disease and may form the basis for an additional pelareorep registrational path and our belief that 18 patients of additional data could be sufficient to move to a registration-enabling study; our anticipated upcoming milestones; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com